Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Statement of Financial Condition

Note 1: Nature of Operations

Hub International Investment Services Inc., (the "Company", "we") is a financial services organization that offers investment solutions for customers by conducting business as an introducing broker-dealer and investment advisor. The Company also refers employee benefit plan customers or producers to a third-party broker-dealer to hold customer accounts and effect transactions in securities on behalf of such customers. The Company was incorporated in the state of Delaware in 2007, and obtained a license to conduct operations on January 8, 2010. The Company is a wholly owned subsidiary of Hub International Limited (the "Parent"), a global insurance brokerage company, and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The investment advisor is registered with various state department entities.

Under its membership agreement with FINRA and the Securities and Exchange Act of 1934 ("Act") Rule 15c3-3(k)(2)(i) promulgated pursuant to the Act, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. The Company has engaged with a third party broker-dealer that is responsible for opening accounts and effecting transactions for such customers. Therefore, the Company is exempt from the requirement of Rule 15c3-3 of the Act pertaining to the possession or control of customer assets and reserve requirements.

Note 2: Summary of Significant Accounting Policies

A. Use of estimates
The accompanying financial statement and these notes are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

B. Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation. Major improvements enhancing the function and/or useful life are capitalized.

C. Goodwill and Intangible assets, net
Goodwill represents the excess of cost over fair value of identifiable net assets acquired through business acquisitions. In accordance with ASC 350, *Intangibles – Goodwill and Other*, goodwill is not amortized, but instead is reviewed for impairment on at least an annual basis.

In evaluating the recoverability of the carrying value of goodwill we must make assumptions regarding the fair value of the Company and determine if an indicator of goodwill impairment exists by comparing the carrying value of the Company with the estimated fair value. If we determine that an indicator of goodwill impairment exists, we must then quantify the actual goodwill impairment charge, if any, by comparing the carrying value of goodwill to its estimated fair value, based on the fair value of the Company's assets and liabilities as of the impairment test date. As of December 31, 2015, goodwill was deemed to not be impaired.

Intangible assets consist primarily of customer relationships and are amortized over their useful life which is based on the estimated timeframe over which the customer relationship is expected to contribute to the Company's future cash flows.

In evaluating the carrying value of intangible assets, the Company must determine if an indicator of impairment exists by comparing the carrying value of the asset with the estimated fair value. If the carrying value of the intangible asset is greater than its fair value as of the impairment test date, the Company must record an impairment charge equal to the calculated excess. As of December 31, 2015, intangible assets were deemed to not be impaired.

D. Income taxes

The Company files both the federal and state tax return on a consolidated basis with its Parent. The Company accounts for its income taxes using ASC 740, *Income Taxes*. ASC 740 requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carry forwards.

The Company reduces the carrying amount of deferred income tax assets, including the expected future benefit of operating loss carry forwards by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized. Interest or penalties related to income tax deficiencies are reported as a component of income taxes. As of December 31, 2015 we performed our assessment of the realizability of deferred tax assets. Based on the anticipated reversal pattern of our taxable temporary differences, we believe our deferred tax assets are "more likely than not" to be realized. Therefore, no valuation allowance is required.

Note 3: Property and Equipment, Net

Property and equipment is stated at cost less accumulated depreciation. The property and equipment summarized by major classification as of December 31, 2015 are as follows:

| | As of December 31, 2015 | | |
Computer equipment:	Cost	Accumulated Depreciation	Net Book Value
Hardware……………………………………	$ 3,847	$ (1,911)	$ 1,936
Total property and equipment, net……………	$ 3,847	$ (1,911)	$ 1,936

Note 4: Intangible Assets

Goodwill

There were no changes in the carrying amount of goodwill during the year ended December 31, 2015. We expect that approximately $267,784 of our total goodwill balance will be deductible for income tax purposes in future periods.

Other Intangible Assets

The carrying amount of other intangible assets as of December 31, 2015 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:			
Customer Relationships…………….…………………………	2,509,882	(610,914)	1,898,968
Trade Names………………………………………………….	58,161	(32,718)	25,443
Total intangible assets subject to amortization……………… $	2,568,043	$ (643,632)	$ 1,924,411
Indefinite-lived intangible assets:			
Trade Names………………………………………………………………………………….			518,947
Total indefinite-lived intangible assets………………………………………….………………….			518,947
Total other intangible assets, net…………………………………………………………………… $			2,443,358

In connection with certain of our acquisitions, we specifically identified customer relationship and trade name intangible assets subject to amortization. The amortizable intangible assets are amortized over the applicable estimated useful life. The estimated useful lives of the customer relationship and trade name intangible assets are 13.0 years and 4.0 years, respectively.

We specifically identified our Hub International trade name as an indefinite-lived trade name. As of December 31, 2015, the indefinite-lived trade name is $518,947.

Note 5: Notes Payable and Receivable

On May 20, 2015, we entered into a $461,325 Promissory Note (the "Note") with the third party broker-dealer responsible for opening accounts and effecting transactions for certain customers of the Company (the "Lender"). The note matures August 13, 2019 at a stated interest rate of zero unless an event of default, as defined in the Note ("Event of Default"), occurs. In accordance with GAAP, interest has been accrued at an approximate market rate for similar transactions (1.53% as of December 31, 2015); upon an Event of Default, interest accrues starting on the date of default at an annual rate of the lesser of 1) prime plus 6% or 2) the highest rate allowed under applicable law.

As prerequisites to the Note, the Company agreed to certain covenants and restrictions and granted certain rights and interests to the Lender and the Parent provided an unconditional guarantee on the Company's obligations.

The Note contains a forgiveness provision whereby the balance due is forgiven if certain agreed upon cumulative gross commission and fee thresholds are met during the five year period ending on August 13, 2019. If the agreed upon thresholds are not met during the aforementioned five year period and no Events of Default have occurred, the Company has the option to either 1) extend the Note by one year in which the commission and fee thresholds for forgiveness then become measured over a six year period ending on August 13, 2020 or 2) repay a portion of the outstanding balance based on the actual level of commissions and fees attained. If the Company repays the portion of the outstanding balance based on the actual level of commissions and fees attained, the remaining portion of the balance will be forgiven.

Upon occurrence of an Event of Default, the Lender may declare the note due immediately. No Events of Default occurred as of or during the year ended December 31, 2015.

Subsequent to entering into the Note, we entered into loan agreements totaling $181,524 with certain employees of the Company (the "Employee Notes"). The Employee Notes mature on the same date of and are subject to the same interest terms and similar conditions of default, forgiveness and other provisions contained in the Note.

The balances of the Note and the Employee Notes were $398,279 and $162,516, respectively, as of December 31, 2015, and the entire balances, not considering the Event of Default or forgiveness provisions, are due August 13, 2019.

Note 6: Commitments and Contingencies

In connection with the business acquisitions completed prior to 2015, the Company entered into agreements with the sellers to pay consideration that is contingent on achieving certain financial performance measures in future periods. As of December 31, 2015, the Company has $1,126,293 of contingent consideration, all of which is considered short term, accrued on the Statement of Financial Condition.

The fair value of contingent consideration was determined based on the Company's best estimate of the present value of the expected future earn-out payment. The fair value estimate of contingent consideration payable is based on observations of historical operating trends for the acquired businesses and current market and economic conditions that the Company believes may impact earnout variables such as revenue and operating profits. When estimating contingent earnout consideration, we historically do not utilize a range of possible estimates but instead determine a reasonable point estimate of expected future payments. The Company's best estimates of contingent earnout consideration liabilities are generally updated on, at minimum, a quarterly basis to reflect current market and operating conditions.

Note 7: Income Taxes

The components of deferred tax assets and liabilities as of December 31, 2015 are as follows:

	As of December 31, 2015
Deferred tax asset:	
Book vs. tax basis difference for fixed assets	843
Charitable contribution carryover	780
Accrued bonus	9,589
Net deferred tax asset	$ 11,212
Deferred tax liability:	
Future state tax deduction	(271)
Book vs. tax basis difference for intangible assets	(770,946)
Prepaid insurance	(6,167)
Net deferred tax liability	$ (777,384)
Total deferred tax liability	(766,172)

In accordance with the relevant accounting guidance, the Company has determined that no reserve is required for uncertain tax positions.

The Company is subject to U.S. federal income tax as well as various other state income tax. The Company is no longer subject to examination by taxing authorities for the years before 2012, with the exception of the State of California, which has a four year statute**.**

Note 8: Related Party Transactions

The Parent and the Parent's other wholly owned subsidiaries (the "Subsidiaries") administer day-to-day operations and provide services such as human resources, information technology, record-keeping and clerical to the Company. In addition, the Parent and the Subsidiaries provide the Company's office space. In return, the Company pays the Parent and the Subsidiaries for operating expenses incurred and paid on its behalf in accordance with an established service agreement.

As of December 31, 2015, we had loans outstanding to certain employees of the Company; see Note 5 in these notes to our financial statements for further discussion of these loans.

Note 9: Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 promulgated pursuant to the Act, which requires maintaining a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and aggregate indebtedness changes day to day, but as of December 31, 2015, the net capital was $1,159,930, of which $1,006,845 was in excess of its required minimum net capital of $153,085. The ratio of aggregate indebtedness to net capital as of December 31, 2015 was 1.98.